FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form
40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending
September 30, 2002 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K/A

Documents index

1.     Quarterly Report for the period ending September 30, 2002 of Quebecor Media Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS — THIRD QUARTER 2002 — QUEBECOR
MEDIA INC.

The following Management’s Discussion and Analysis of Financial Conditions and Results of Operations covers the main activities of the third quarter and the first nine months of 2002 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20F) for the year ended December 31, 2001.

Quebecor Media Inc. (the “Company”) is a Canadian communications company which operates in the Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals business segments. Quebecor Media Inc. is pursuing a convergence strategy to capture synergies among all of the Company’s media properties.

OPERATING RESULTS

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations and special charges, write-down of goodwill, gain on sale of businesses and other assets, gains on dilution from the issuance of capital stock by subsidiaries, and income taxes. Special charges include the write-down of temporary investments, as well as non-monetary compensation charges. Equity income (loss) from non-consolidated subsidiaries and non-controlling interest are not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with Canadian generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Quebecor Media Inc.’s third quarter 2002 revenues amounted to $529.9 million, an increase of $26.3 million over revenues of $503.6 million reported in the same quarter of 2001. The higher revenues mainly reflect the inclusion of the results of the Broadcasting subsidiary following the transfer of control in September 2001, the consolidation of the Business Telecommunications segment since November 2001, and increased revenues in the Newspapers segment. These factors outweighed the negative impact of the labour dispute in the Cable Television segment and of lower business volume in the Web Integration/Technology segment.

Third quarter 2002 operating income amounted to $130.3 million, compared with $122.8 million in the same period of 2001. The $7.5 million increase was due to the inclusion of the results of the Broadcasting segment and Business Telecommunications segment, the excellent performance of the Newspapers segment and the virtual elimination of the operating loss in the Internet/Portals segment. These factors more than offset the negative impact of the labour dispute at Vidéotron on operating income in the Cable Television segment and Business Telecommunications segment, and on Head Office expenses. It should also be noted that Head Office has now assumed all the operating costs of some of its real estate properties, which have been left vacant following the rationalization of the office space occupied by the Company’s operating subsidiaries.

The Company recorded a net loss of $18.6 million in the third quarter of 2002, compared with a net loss of $110.3 million in the same quarter of 2001. In accordance with new accounting rules, the Company did not record any charge for amortization of goodwill in 2002. Excluding amortization of goodwill, net of non-controlling interest, the net loss would have been $69.2 million in the third quarter of 2001.

Financial expenses decreased by $24.7 million in the third quarter of 2002 compared with the third quarter of 2001, due to lower interest rates in 2002 and the negative impact of currency exchange rates on the unhedged portion of the debt denominated in foreign currency in 2001. Interest on redeemable preferred shares was $5.5 million in the third quarter of 2002. Amortization charges increased by $8.7 million, mainly as a result of the inclusion of the Business Telecommunications segment in the consolidated results.

The Company did not record any write-down of temporary investments in the third quarter of 2002, compared with a charge of $40.2 million in 2001. The Company recorded a reserve for the restructuring of operations in the amount of $4.0 million, comparable to the figure for the same period of 2001. Amortization of non-monetary compensation was $1.8 million, compared with $3.8 million in the third quarter of 2001.

Over the first nine months of the 2002 financial year, Quebecor Media generated revenues of $1.65 billion, compared with $1.24 billion in the same period of 2001. Operating income rose from $242.7 to $419.9 million. The $177.2 million increase was due to the factors noted in the discussion of the third quarter results above, as well as the inclusion of the Cable Television subsidiary’s results following the transfer of control in May 2001.

Quebecor Media’s net loss in the first three quarters of 2002 totalled $40.2 million, compared with a net loss of $280.3 million in the same period of 2001. Excluding amortization of goodwill, net of non-controlling interest, the net loss would have been $155.3 million in the first nine months of 2001.

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. Under the indenture, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (parent company of Videotron Telecom Ltd.) and Videotron Telecom Ltd. as “Unrestricted Subsidiaries”. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries.

RESTRICTED SUBSIDIARIES AND THE COMPANY

In the third quarter of 2002, the Company and its restricted subsidiaries generated revenues of $494.1 million, compared with $464.2 million in the same quarter of 2001, and operating income of $128.2 million, compared with $126.9 million in the same period of 2001.

In the first nine months of 2002, the Company and its restricted subsidiaries recorded revenues of $1.53 billion, compared with $1.12 billion in the same period of 2001. Operating income was $413.2 million, compared with $268.8 million in the previous year.

Cable Television

In the third quarter of 2002, the Cable Television segment’s revenues totalled $174.3 million, compared with $178.4 million in the same quarter of 2001. The decrease of slightly more than $4.0 million or 2.3% was primarily due to lower revenues from cable television services and credits granted to customers as a result of service interruptions during the labour dispute between Vidéotron and its unionized employees, which began on May 8, 2002.

Third quarter 2002 operating income was $61.4 million, compared with $68.0 million in the third quarter of 2001, a decrease of $6.6 million or 9.8%. The reduction in operating income was primarily due to lower revenues and additional costs caused by the labour dispute. Reduced capitalization of certain operating expenses following the completion of the network modernization program and the rationalization of other capital expenditures was also a factor. The higher expenses were partially offset by a $3.8 million refund of property tax paid on the network in previous years, which was received and recorded in the third quarter of 2002.

In the first nine months of 2002, Vidéotron generated revenues of $533.9 million and operating income of $189.5 million. On a comparable basis, revenues for the nine-month period increased by $4.3 million, or 1.0%, and operating income decreased by $11.8 million, or 5.9%, essentially for the reasons noted above.

On October 16, 2002, Vidéotron announced the resumption of bargaining talks with the union representing its striking employees. In a push to settle the labour dispute, Vidéotron retained the services of former Québec Premier Lucien Bouchard, who agreed to lead the management bargaining team and to work closely with the federally appointed mediator.

Vidéotron continued its aggressive effort to develop its customer base for value-added services. During the third quarter, Vidéotron signed up 19,000 new customers for its illico digital television service and lost 27,000 subscribers to its analog cable television service, for a net loss of 8,000 customers. At the same time, Vidéotron signed up 16,000 new customers for its high-speed cable Internet access service, which now serves 281,000 subscribers. Despite the credits granted to customers, Vidéotron’s average monthly revenue per subscriber over the first three quarters of 2002 was $40.03, a 5.0% increase over the same period of the previous year.

Newspapers

Sun Media Corporation’s revenues totalled $200.2 million in the third quarter of 2002, an increase of $2.9 million or 1.5% over the same period of 2001. Advertising revenues rose 5.0% but the increase was partially offset by lower printing revenues. Third quarter operating income increased by nearly $3.0 million or 6.7%, from $44.4 million in 2001 to $47.3 million in 2002, mainly as a result of lower newsprint prices and higher revenues. The eight metropolitan dailies recorded a substantial increase in operating income of nearly 20%. The operating margin increased to 23.6% in the third quarter, compared with 22.5% in the same period of the previous year.

In the first nine months of 2002, Sun Media Corporation’s revenues were $625.0 million, an increase of $8.4 million or 1.4%. The Newspapers segment continued to generate earnings growth during the period, recording operating income of $156.2 million, an increase of $23.7 million or 17.9%. Operating income rose an impressive 31.0% at the metropolitan dailies and 12.8% at the community newspapers. The operating margin for the first nine months of 2002 was 25.0%, compared with 21.5% in the same period of the previous year. Lower newsprint prices and successful restructuring and cost-containment measures, combined with the increase in revenues, accounted for the strong results, which confirm Sun Media Corporation’s industry-leading position in the Canadian market.

Broadcasting

TVA Group contributed $68.1 million to revenues and $13.0 million to operating income in the third quarter of 2002. On a comparable basis, TVA Group had revenues of $72.0 million and operating income of $10.9 million in the same period of 2001. The lower revenues were due to a significant reduction in production and international distribution activities, which was not entirely offset by higher revenues from publishing operations as a result of the acquisition of Publicor by TVA Publishing Inc. in the second quarter of 2002. The 19.5% increase in operating income compared with the third quarter of 2001 reflects the higher profitability of TVA Group’s broadcasting operations and the addition of Publicor’s results.

In the first nine months of 2002, TVA Group recorded revenues of $226.1 million and operating income of $48.1 million. On a comparable basis, revenues amounted to $234.6 million in the same period of 2001 and operating income was $45.8 million. Aggressive efforts by TVA Group’s management team yielded an almost 5.0% increase in operating income during the period, despite the 3.6% drop in revenues.

On September 3, 2002, a consortium formed by TVA Group (60%) and Radio Nord Communications inc. (40%) made an agreement to acquire the Radiomédia chain of radio stations and CFOM-FM from Astral Media Inc. The agreement is conditional on approval from the Canadian Radio-television and Telecommunications Commission.

For Quebecor Media and TVA Group, the acquisition is a move into new territory, the Company’s first foray into radio. The transaction will add further depth to Quebecor’s media offering to advertisers and enhance the quality and strength of Radiomédia’s Québec-wide chain of information radio stations.

The BBM ratings for the summer 2002 season again confirmed TVA’s dominance. Its market share was up 3 points from the same period of 2001 to 29%, more than its two main rivals, Radio-Canada and TQS, combined.

Leisure and Entertainment

The Leisure and Entertainment segment generated revenues of $55.7 million in the third quarter of 2002, compared with $65.2 million in the same quarter of 2001. The $9.5 million decrease was due almost entirely to the transfer of Publicor magazines from the Leisure and Entertainment segment to the Broadcasting segment following the transaction of May 2002. Operating income amounted to $8.3 million, compared with $9.2 million in the same period of 2001. Excellent performance by the Books division did not entirely make up for the removal of magazines from the Leisure and Entertainment segment’s accounts.

Revenues for the first three quarters of 2002 decreased 7.2%, from $180.6 million to $167.6 million, essentially for the reasons noted above. Operating income rose from $18.5 million to $19.3 million; the 4.4% increase reflects, among other things, improved profitability in the Books division and in the retail activities of Archambault Group Inc. It should be noted that the revenue and operating income figures for the third quarter of 2001 included the results of St. Remy Media Inc., which was sold at the end of 2001.

During the quarter, Éditions Quebecor Média Inc. carried out a reorganization in order to place publishing houses with similar operations under a single management structure. The goal was to increase the commercial force of the publishing houses, which put out more titles per year than any other Québec publisher and sell over 3.3 million books annually in Canada and abroad.

On October 17, 2002, after the end of the quarter, Archambault Group inaugurated a downtown store in Montréal.

UNRESTRICTED SUBSIDIARIES

The unrestricted subsidiaries recorded revenues of $45.8 million in the third quarter of 2002, compared with $40.1 million in the same quarter of 2001, and operating income of $2.1 million, compared with an operating loss of $4.0 million in the same period of 2001.

In the first nine months of 2002, unrestricted subsidiaries generated revenues of $146.2 million, compared with $128.1 million in the same period of 2001, and operating income of $6.6 million, compared with an operating loss of $26.0 million in the same period of 2001.

Business Telecommunications

Videotron Telecom Ltd. (“VTL”) reported revenues of $21.2 million in the third quarter of 2002, versus $23.6 million, on a comparable basis, in the same quarter of 2001. The decrease was caused primarily by lower revenues from point-to-point telecommunications. The segment’s operating income was $3.1 million in 2002, compared with $9.9 million in 2001. The decline was caused in large part by the negative impact of acts of vandalism committed against VTL’s network during the strike by Vidéotron’s unionized employees.

VTL’s revenues in the first nine months of the current year totalled $67.3 million, compared with $74.4 million in 2001. Operating income continued to show strong growth, rising from $16.9 million in 2001 to $19.4 million in 2002. The 14.5% increase is attributed primarily to the continuation of stringent controls over expenses and hiring in 2002, as well as improved gross margins and lower outsourcing costs, which more than made up for the impact of vandalism against VTL’s network.

Web Integration/Technology

The Web Integration/Technology segment generated revenues of $18.1 million in the third quarter of 2002, compared with $33.1 million in the same quarter of 2001. Lower sales by Mindready Solutions Inc. as a result of the general slowdown in the telecommunications industry accounted for approximately two-thirds of the decrease ($9.6 million) and lower sales by the e-Business Services segment for slightly more than one-third ($5.3 million). The operating loss amounted to $0.9 million, comparable to the loss of $0.8 million reported in the same period of 2001.

For the nine-month period ended September 30, 2002, revenues totalled $59.4 million, compared with $108.3 million in 2001, and the operating loss was $10.0 million, compared with $8.8 million in 2001. In a still-difficult environment for Web agencies, Nurun Inc.’s e-Business Services segment improved its performance, climbing above the break-even point and reporting operating income for the second consecutive quarter.

Internet/Portals

The Internet/Portals segments revenues totalled $6.8 million in the third quarter of 2002, compared with $7.0 million in the same period of 2001. The Matchcontact.com, Autonet.ca and Jobboom.com specialty sites reported revenue growth of 77%, 57% and 38% respectively, which almost entirely offset the decrease in revenues from the general-interest portals. The Internet/Portals segment almost reached the break-even point in the third quarter of 2002, recording an operating loss of $112,000 compared with a loss of $3.2 million in the same quarter of 2001. Stringent control of operating expenses at the general-interest portals, combined with the strong performance of the special-interest sites, accounted for the positive results.

For the first nine months of 2002, the segment’s revenues increased 4.3% to $20.9 million and its operating loss totalled $2.8 million. The dramatic improvement over the $17.2 million loss reported in the same period of 2001 reflects the success of the multi-stage rationalization process launched in 2001 and continued in 2002.

During the quarter, Netgraphe announced the sale of its Micanoa.com portal to Grupo Vertice, a Spanish information and training company. The transaction positions Netgraphe to concentrate on the development of its network of sites in Québec and the rest of Canada, while ensuring the survival of Micanoa.com.

The special-interest site autonet.qc.ca announced that Le Guide de l’auto, an annual car guide that has been a bestseller in Québec for 37 years, is now on the Web at leguidedelauto.com, which links to autonet.qc.ca. At the same time Canal Vox, another Quebecor Media property, is airing Le Guide de l’auto, a television series based on the publication.

Netgraphe continues to promote convergence with other Quebecor Media companies, such as Sun Media Corporation and TVA Group, and is exploring new opportunities for paid Web services.

Financial expenses

Financial expenses decreased by $24.7 million from $106.1 million in the third quarter of 2001 to $81.4 million in the same quarter of 2002. The decrease was due to the positive effect of the decline in interest rates since the third quarter of 2001 and the restatement of 2001 financial expenses following retroactive application of new accounting policies concerning foreign currency translation. Under the new policy, exchange gains and losses on unhedged long-term debt must be recognized in the statement of results. These changes more than offset higher financial expenses caused by the inclusion of TVA Group’s activities in the consolidated results since September 2001.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash flow from operating activities amounted to $60.0 million in the third quarter of 2002, compared with $98.2 million in the same quarter of 2001, a $38.2 million decrease. Tighter management of working capital in 2001 accounted for the difference. In the first nine months of 2002, cash flow from operating activities was $201.0 million, compared with $130.8 million in the same period of 2001. The increase reflects the inclusion of the results of the Cable Television, Broadcasting and Business Telecommunications segments.

Operating working capital was negative by $385.0 million as at September 30, 2002, compared with a positive amount of $52.8 million as at December 31, 2001. The reduction in operating working capital mainly reflects the recent recording in the current portion of long-term debt of a $429.0 million term loan maturing in April 2003 and increases of $58.2 million and $45.0 million in the current portion of long-term debt of Vidéotron and Sun Media Corporation respectively.

Financing Activities

Quebecor Media’s consolidated long-term debt and bank debt decreased by $67.7 million in the first three quarters of 2002. Subsidiaries Vidéotron and Sun Media Corporation accounted for most of the reduction in Quebecor Media’s debt, with repayments of $29.3 million and $35.0 million respectively.

Regarding its $429.0 million term loan, the Company is reviewing different options and continues to believe that a satisfactory solution will be implemented prior to the loan’s April 2003 maturity.

Investing Activities

Capital expenditures decreased from $43.9 million in the third quarter of 2001 to $31.8 million in the third quarter of 2002. Over the first nine months of 2002, capital expenditures totalled $103.8 million, compared with $89.4 million in the same period of 2001. The increase in the first three quarters of 2002 was due to the inclusion of the Cable Television, Broadcasting and Business Telecommunication segments, partly offset by the decrease in capital expenditures in the Newspapers, Web Integration/Technology and Internet/Portals segments.

Financial Position

As at September 30, 2002, the Company and its subsidiaries had cash and cash equivalents on hand totalling $246.8 million, consisting principally of short-term investments.

As at September 30, 2002, the consolidated debt, including the current portion of the long-term debt, totalled $3.66 billion. The figure includes Sun Media Corporation’s $517.0 million debt, Vidéotron’s $1.25 billion debt, TVA Group’s $67.5 million debt, Senior Notes in an aggregate amount of $1.39 billion and credit facilities of $429.0 million.

The Company believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital expenditures, interest payments and scheduled debt repayments.

ACCOUNTING POLICIES

In 2002, the Company made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants (“CICA”) accounting standards. The changes are described in greater detail in Note 2 to the Company’s quarterly consolidated financial statements.

The Company completed the first step of the goodwill impairment test for each of its operating units, in accordance with the new recommendations in Section 3062 of the CICA Handbook, and charged an estimated $2.14 billion to opening retained earnings, net of non-controlling interest of $18.8 million, in order to account for the estimated goodwill impairment loss in the Cable Television segment ($1.94 billion), the Business Telecommunications segment ($164.9 million), the Web Integration/Technology segment ($20.4 million) and the Internet/Portals segment ($41.8 million).

In accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. However, under generally accepted accounting principles in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policies in the statement of operations above the caption “net income”.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

/s/ Pierre Karl Péladeau Pierre Karl Péladeau President and Chief Executive Officer	/s/ Jacques Mallette Jacques Mallette Executive Vice President and Chief financial Officer

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2002	2001 (restated, note 2(a)(ii))	2002	2001 (restated, note 2(a)(ii))
REVENUES
Cable Television	$ 174,340	$ 178,385	$ 533,902	$ 296,467
Newspapers	200,164	197,303	625,050	616,639
Broadcasting	68,148	26,481	226,089	26,481
Leisure and Entertainment	55,733	65,166	167,629	180,595
Business Telecommunications	21,166	—	67,262	—
Web Integration/Technology	18,119	33,056	59,423	108,312
Internet/Portals	6,786	7,019	20,901	20,034
Other	183	1,230	2,017	3,792
Inter-segment	(14,719)	(5,060)	(49,292)	(10,320)

	529,920	503,580	1,652,981	1,242,000
OPERATING COSTS	(399,663)	(380,749)	(1,233,106)	(999,258)

OPERATING INCOME BEFORE
UNDERNOTED ITEMS	130,257	122,831	419,875	242,742
Amortization	(58,746)	(50,096)	(177,627)	(98,895)
Financial expenses	(81,398)	(106,111)	(223,779)	(208,942)
Interest on redeemable preferred shares	(5,472)	—	(16,056)	—
Reserve for restructuring of operations (note 3)	(3,988)	(3,804)	(7,842)	(19,175)
Write-down of temporary investments (note 3)	—	(40,226)	(12,858)	(99,776)
Non-monetary compensation charges (note 3)	(1,833)	(3,785)	(4,287)	(19,017)
Write-down of goodwill (note 3)	—	—	(8,894)	—
Gains on sale of businesses and other assets and on dilution (note 4)	193	—	1,207	1,479

LOSS BEFORE INCOME TAXES	(20,987)	(81,191)	(30,261)	(201,584)
Income taxes:
Current	(5,028)	(5,782)	(1,577)	1,321
Future	726	(5,714)	13,012	(17,663)

	(4,302)	(11,496)	11,435	(16,342)

	(16,685)	(69,695)	(41,696)	(185,242)
Equity income (loss) from non- consolidated subsidiaries	—	1,441	—	(16,444)
Non-controlling interest	(1,940)	(994)	1,454	4,875

LOSS BEFORE AMORTIZATION
OF GOODWILL	(18,625)	(69,248)	(40,242)	(196,811)
Amortization of goodwill, net of non- controlling interest (note 2(a)(i))
	—	(41,094)	—	(83,484)

NET LOSS	$ (18,625)	$ (110,342)	$ (40,242)	$ (280,295)

See accompanying notes to consolidated financial statements. 1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (continued) (Unaudited) (in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2002	2001 (restated, note 2(a)(ii))	2002	2001 (restated, note 2(a)(ii))
SEGMENTED INFORMATION

Operating income before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and gains on sale of businesses and other assets and on dilution.
Cable Television	$ 61,370	$ 68,038	$ 189,505	$ 112,579
Newspapers	47,336	44,384	156,211	132,526
Broadcasting	13,012	5,022	48,064	5,022
Leisure and Entertainment	8,328	9,156	19,305	18,497
Business Telecommunications	3,137	—	19,396	—
Web Integration/Technology	(929)	(823)	(9,984)	(8,842)
Internet/Portals	(112)	(3,198)	(2,783)	(17,212)
General corporate income (expenses)	(1,885)	252	161	172

	$ 130,257	$ 122,831	$ 419,875	$ 242,742

Amortization
Cable Television	$ 36,068	$ 34,816	$ 107,079	$ 56,762
Newspapers	6,139	6,531	18,729	19,205
Broadcasting	2,793	1,150	8,516	1,150
Leisure and Entertainment	2,404	3,435	8,110	10,449
Business Telecommunications	8,763	—	26,539	—
Web Integration/Technology	1,077	1,375	3,476	4,060
Internet/Portals	962	2,271	3,405	5,052
Head Office	540	518	1,773	2,217

	$ 58,746	$ 50,096	$ 177,627	$ 98,895

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT (Unaudited) (in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2002	2001 (restated, note 2(a)(ii))	2002	2001 (restated, note 2(a)(ii))
Deficit (Retained Earnings) at beginning of period
As previously reported	$2,587,672	$ 151,516	$ 411,485	$(19,934)
Restatement due to a change in accounting policy
regarding foreign currency translation (note 2 (a)(ii))	—	(4,022)	10,226	(2,525)

	2,587,672	147,494	421,711	(22,459)
Restatement due to a change in accounting policy
regarding goodwill (note 2 (a)(i))	—	—	2,144,344	—

As restated	2,587,672	147,494	2,566,055	(22,459)
Net loss	18,625	110,342	40,242	280,295

Deficit at end of period	$2,606,297	$ 257,836	$ 2,606,297	$ 257,836

See accompanying notes to consolidated financial statements. 2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2002	2001 (restated, note 2(a)(ii))	2002	2001 (restated, note 2(a)(ii))
Cash flows related to operations:
Net loss	$(18,625)	$ (110,342)	$ (40,242)	$ (280,295)
Adjustments for:
Amortization of property, plant and equipment	52,636	44,952	160,174	92,969
Amortization and write-down of goodwill and deferred charges	6,110	49,941	26,347	101,139
Amortization of deferred financing costs and long-term debt discount	8,751	22,507	35,464	32,550
Non-monetary compensation charges	1,833	3,785	4,287	19,017
Write-down of temporary investments	—	40,226	12,858	99,776
Interest on redeemable preferred shares	5,472	—	16,056	—
Losses (gains) on foreign currency translation	5,266	17,011	(2,098)	15,563
Losses (gains) on disposal of assets and on dilution	706	(1,643)	57	(4,822)
Future income taxes	726	(5,714)	13,012	(17,663)
Equity (income) loss from non-consolidated subsidiaries	—	(1,441)	—	16,444
Non-controlling interest	1,940	(2,709)	(1,454)	(16,604)
Other	(1,407)	(2,183)	150	(5,113)

	63,408	54,390	224,611	52,961
Net change in non-cash balances related to operations (net of the effect of business acquisition and disposal)	(2,091)	43,852	(22,369)	77,813

Cash flows provided by operations	61,317	98,242	202,242	130,774

Cash flows related to financing activities:
Net decrease in bank indebtedness	(29,368)	(11,792)	(32,760)	(11,684)
Issuance of long-term debt	18,742	2,126,134	25,783	2,166,859
Repayment of long-term debt	(3,442)	(2,054,972)	(72,586)	(2,193,443)
Financial fees	—	(39,371)	—	(44,134)
Issuance of capital stock by subsidiaries	—	—	—	2,750
Proceeds from issuance of capital stock	6,618	—	27,696	417,500
Dividends paid to non-controlling shareholders	(1,524)	(38)	(4,196)	(1,031)
Decrease (increase) in advances receivable from Parent Company	(1,122)	10,016	1,978	9,612

Cash flows (used for) provided by financing activities	(10,096)	29,977	(54,085)	346,429

Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents acquired (note 4)	(4,002)	(2,922)	(4,262)	(379,562)
Proceeds from disposal of businesses (note 4)	1,057	—	3,098	—
Acquisitions of property, plant and equipment	(31,792)	(43,909)	(103,755)	(89,429)
Additions to others assets	(7,051)	(8,951)	(28,399)	(13,899)
Net decrease in amounts receivable from non-consolidated subsidiaries	—	—	—	7,868
Proceeds from disposal of assets	2,177	28,993	26,892	131,403
Interests charges capitalized to investments in subsidiaries held for resale	—	(8,094)	—	(24,690)
Others	(1,739)	(1,472)	(2,226)	(9,334)

Cash flows used for investing activities	(41,350)	(36,355)	(108,652)	(377,643)

Net increase in cash and cash equivalents	9,871	91,864	39,505	99,560

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	1,743	(577)	(497)	(1,095)
Cash and cash equivalents at beginning of period	235,167	53,357	207,773	46,179

Cash and cash equivalents at end of period	$ 246,781	$ 144,644	$ 246,781	$ 144,644

SEGMENTED INFORMATION
Additions to property, plant and equipment:
Cable Television	$ 22,313	$ 35,086	$ 73,403	$ 61,531
Newspapers	4,362	4,979	6,493	16,749
Broadcasting	631	579	4,837	579
Leisure and Entertainment	2,114	2,371	5,148	6,632
Business Telecommunications	1,998	—	12,876	—
Web Integration/Technology	364	639	988	2,609
Internet/Portals	—	316	—	924
Head office	10	(61)	10	405

	$ 31,792	$ 43,909	$ 103,755	$ 89,429

See accompanying notes to consolidated financial statements. 3

CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars)

	September 30	December 31
	2002 (unaudited)	2001 (audited)
		(restated, note 2(a)(ii))

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 246,781	$ 207,773
Temporary investments (market value of $5.3 million ($34.3 million in 2001))	5,325	32,548
Accounts receivable	287,680	340,602
Income taxes receivable	18,515	12,786
Inventories and investments in televisual products and movies	170,343	166,750
Prepaid expenses	28,253	21,689
Future income taxes	33,862	22,440

	790,759	804,588

PORTFOLIO INVESTMENTS (market value of $15.4 million ($15.2 million in 2001))	15,361	15,188
ADVANCES RECEIVABLE FROM PARENT COMPANY	28,378	30,356
PROPERTY, PLANT AND EQUIPMENT	1,726,292	1,818,579
GOODWILL (notes 2(a)(i) and 5)	4,047,852	6,240,270
FUTURE INCOME TAXES	94,469	84,891
OTHER ASSETS	254,802	267,941

	$ 6,957,913	$ 9,261,813

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$ 5,315	$ 38,075
Accounts payable and accrued charges	601,230	682,812
Income and other taxes	11,278	12,352
Accounts payable to Parent Company and companies
under common control	6,956	2,550
Future income taxes	926	926
Current portion of long-term debt (note 6)	538,601	15,051

	1,164,306	751,766

LONG-TERM DEBT (note 6)	3,121,845	3,680,337
REDEEMABLE PREFERRED SHARES	248,656	232,600
OTHER LIABILITIES	48,584	47,874
FUTURE INCOME TAXES	249,270	239,264
NON-CONTROLLING INTEREST	183,041	210,665

SHAREHOLDERS’ EQUITY:
Capital stock (note 8)	1,512,663	3,984,967
Contributed surplus (note 8)	3,038,559	538,559
Deficit	(2,606,297)	(421,711)
Translation adjustment	(2,714)	(2,508)

	1,942,211	4,099,307

	$ 6,957,913	$ 9,261,813

See accompanying notes to consolidated financial statements. 4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same accounting policies as described in the Company’s latest annual Consolidated Financial Statements have been used, with the exception of the changes in accounting policies and the new accounting policy described in note 2. However, these consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual Consolidated Financial Statements. The results of operations for the interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

2.	ACCOUNTING POLICIES

(a)	Changes in accounting policies

The Company has adopted new accounting policies to comply with new standards of the Canadian Institute of Chartered Accountants (“CICA”).

(i)	Business combinations, goodwill and other intangible assets

In August 2001, the CICA issued Handbook Section 3062, Goodwill and Other Intangible Assets. For business combinations consummated on or before June 30, 2001, the Company adopted in 2002 the new recommendations of the CICA Handbook. Under those new recommendations, goodwill and intangible assets with indefinite useful lives are not amortized and other identified intangible assets are amortized. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.

As at December 31, 2001, the Company had unamortized goodwill of $6,240,270,000. For the three-month period and the nine-month period ended September 30, 2002, this change in accounting policy resulted in a reduction of $40,855,000 and $122,565,000 respectively in amortization expense related to goodwill, net of non-controlling interest. The following summarizes the effect of the accounting change if it were applied retroactively:

Three-month periods ended September 30

	2002	2001 (restated, note 2 (a)(ii))

Net loss, as reported	$(18,625)	$(110,342)
Goodwill amortization, net of non-controlling interest	—	41,122

Net loss, adjusted	$(18,625)	$(69,220)

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

2.	ACCOUNTING POLICIES (continued)

(a)	Change in accounting policies (continued)

(i)	Business combinations, goodwill and other intangible assets (continued)

Nine-month periods ended September 30

	2002	2001 (restated, note 2 (a)(ii))

Net loss, as reported	$(40,242)	$(280,295)
Goodwill amortization, net of non-controlling interest	—	125,023

Net loss, adjusted	$(40,242)	$(155,272)

Under Section 3062, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

Intangible assets acquired in business combinations and intangible assets acquired individually or with a group of other assets, which have indefinite lives, are also tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. Intangible assets with definite useful lives are amortized over their useful life.

On June 30, 2002, the Company completed the first step of the impairment test for each of its reporting units, according to the new requirements of Section 3062. By the end of 2002, the Company will have complete the second step of the impairment test for each reporting unit having, as at January 1st, 2002, a carrying amount exceeding its fair value.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

2.	ACCOUNTING POLICIES (continued)

(a)	Change in accounting policies (continued)

(i)	Business combinations, goodwill and other intangible assets (continued)

In accordance with the transitional provision of Section 3062, an impairment loss resulting from the first application of the recommendations, is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. During the three-month period ended June 30, 2002, the Company recorded an estimated goodwill impairment loss for each of its reporting units having a carrying amount exceeding its fair value. Accordingly, the opening balance of goodwill was reduced by $2,163,118,000 and opening deficit was increased by $2,144,344,000, net of non-controlling interest of $18,774,000.

The opening balance of goodwill for each reporting unit is reduced as follow:

	Balance as at January 1, 2002 as previously reported	Restatement due to a change in accounting policies	Balance as at January 1, 2002 as restated

Cable Television	$4,604,172	$(1,936,000)	$2,668,172
Newspapers	1,000,483	—	1,000,483
Broadcasting	164,289	—	164,289
Leisure and Entertainment	98,232	—	98,232
Business Telecommunications	273,437	(164,910)	108,527
Web Integration/Technology	29,179	(20,424)	8,755
Internet/Portals	70,478	(41,784)	28,694

Total	$6,240,270	$(2,163,118)	$4,077,152

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

2.	ACCOUNTING POLICIES (continued)

(a)	Change in accounting policies (continued)

(ii)	Foreign currency translation

In November 2001, the CICA approved the changes to Section 1650 of the CICA Handbook, Foreign Currency Translation, to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. This change harmonizes Canadian and United States generally accepted accounting principles concerning translation gains and losses on long-lived monetary items. In the first quarter of 2002, the Company adopted the new recommendations retroactively and the comparative figures have been restated. The effect of adopting the new recommendation resulted, as at December 31, 2001, in a decrease in other assets and an increase in deficit in the amount of $10,226,000. Opening retained earnings in 2001 increased by $2,525,000 and the net loss for the three-month period and the nine-month period ended September 30, 2001 increased by $14,075,000 and by $12,578,000 respectively. Net loss for the three-month period ended September 30, 2002 increased by $5,266,000 and the net loss for the nine-month period ended September 30, 2002 decreased by $2,098,000 with the adoption of this change in accounting policy.

(b)	New accounting policy

Stock-based compensation

The Company accounts for all stock-based awards to employee that are direct awards of stock or call for settlement in cash or other assets, including stock appreciation rights, by the fair value method. Under the fair-value based method, compensation cost attributable to awards to employees that call for settlement in cash or other assets is recognized over the vesting period in each quarter in operating expense. Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

3.	RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES

(a)	Web Integration/Technology segment

During the three-month period and the nine-month period ended September 30, 2002, the Web Integration/Technology segment recorded reserves for restructuring of operations in response to the continued adverse market conditions existing within the telecommunications industry. The reserve for restructuring amounts to $1,188,000 and $3,401,000 respectively ($2,608,000 for the three-month period and the nine-month period ended September 30, 2001) and includes severance costs, assets write-down and other restructuring charges.

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

3.	RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES (continued)

(a)	Web Integration/Technology segment (continued)

During the three-month period and the nine-month period ended September 30, 2002, the Web Integration/Technology segment also recorded a non-monetary compensation charge of $1,833,000 and of $4,287,000 respectively ($3,785,000 and $19,017,000 during the three-month period and nine-month period ended September 30, 2001 respectively) relative to escrowed shares to be remitted to selling shareholders of acquired companies. The escrowed shares are transferred when the minimal period of employment from selling shareholders ends.

(b)	Internet/Portals segment

During the nine-month period ended September 30, 2002, the Internet/Portals segment recorded a reserve for restructuring of operations in an amount of $1,450,000 ($3,804,000 and $5,067,000 for the three-month period and the nine-month period ended September 30, 2001 respectively). The reserve is in connection with the reorganization of the business segment. This reserve included costs connected with severance pay to employees and assets write-off.

(c)	Broadcasting segment

During the three-month period and the nine-month period ended September 30, 2002 the Broadcasting segment recorded a reserve for restructuring of operations for an amount of $2,800,000 and $2,991,000 respectively, in connection with the reorganization of its operations. Theses reserves included costs connected with severance pay to employees and assets write-off.

(d)	Newspapers segment

The Newspapers segment recorded, during the nine-month period ended September 30, 2001, a reserve for restructuring of operations due to market conditions prevailing in this business segment. This reserve was created as a result of a work-force reduction and amounts to $11,500,000. The work-force reduction affected all geographic areas and all departments of the segment, as well as employees at all levels. This reserve included mainly amounts that were paid for severance pay, related employee benefits and other amounts payable to these employees.

(e)	Head office and other

During the nine-month period ended September 30, 2002, a write-down of temporary investments of $12,858,000 ($40,226,000 and $99,776,000 for the three-month period and the nine-month period ended September 30, 2001 respectively) was recognized in order to record these assets at the lower of cost and fair market value.

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

3.	RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES (continued)

(f)	Write-down of goodwill

During the nine-month period ended September 30, 2002, the Company wrote off a portion of the goodwill related to Mindready Solutions Inc., in an amount of $8,894,000, following the restructuring program for this subsidiary.

4.	BUSINESS ACQUISITIONS AND DISPOSAL

Business acquisitions

On January 27, 2002, Mindready Solutions Inc. acquired some assets from Nortel Networks Limited for a cash consideration of $260,000. This acquisition was accounted for using the purchase method and no goodwill resulted from the acquisition.

During the three-month period ended September 30, 2002, the Company increased its interest in TVA Group Inc. through the Share Repurchase and Cancellation Program of the subsidiary. A total of 227,000 Class B non-voting common shares were repurchased and cancelled, for a cash consideration of $4,002,000, resulting in additional goodwill in the amount of $863,000.

Business disposals

In January 2002, Nurun Inc. closed the sale of Flow Systems Corporation for a cash consideration of $1,117,000, resulting in a gain on disposal of $770,000.

In April 2002, Sun Media Corporation closed the sale of the assets of RipNET, a division of Bowes Publishers Limited, for a cash consideration of $924,000, resulting in a gain on disposal of $244,000.

In September 2002, Netgraphe Inc. closed the sale of Canoa S.A. for a cash consideration of $1.00, resulting in a loss on disposal of $672,000.

In September 2002, TVA Group closed the sale of its participation in Global Television Network Québec L.P. for a cash consideration of $1,000,000, resulting in a gain of $804,000.

Also, during the three-month period and the nine-month period ended September 30, 2002, the Company sold some interest in various corporation for a cash consideration of $106,000, resulting in a gain of $61,000.

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

5.	GOODWILL

For the nine-month period ended September 30, 2002, the change in the carrying amounts of the goodwill is as follows:

	Balance as at January 1, 2002 as restated (note 2(a)(i))	Purchases (disposal)	Transfer between segments	Write-down (note 3(f))	Adjustment to purchase price allocation(1)	Translation adjustments	Balance as at September 30, 2002

Cable Television	$2,668,172	$—	$—	$—	$—	$—	$2,668,172

Newspapers	1,000,483	(416)	—	—	—	—	1,000,067

Broadcasting	164,289	863	114	—	(21,000)	—	144,266

Leisure and Entertainment	98,232	8	(114)	—	—	—	98,126
Business
Telecommunications	108,527	—	—	—	—	—	108,527
Web Integration/
Technology	8,755	—	—	(8,894)	—	139	—
Internet/Portals	28,694	—	—	—	—	—	28,694

Total	$4,077,152	$455	$—	$(8,894)	$(21,000)	$139	$4,047,852

(1)	Recognition of a future income tax asset subsequent to the date of acquisition, applied to reduce goodwill.

6.	LONG TERM DEBT

During the nine-month period ended September 30, 2002, TVA Group Inc. concluded a new credit agreement consisting of a revolving-term bank loan of a maximum of $135,000,000 which bears interest at the prime rate of a Canadian chartered bank plus a variable margin depending on ratio of total debt to cash flow. The revolving-term bank loan is secured by a hypothec of $230,000,000 on the universality of TVA Group Inc.’s moveable and immoveable, tangible and intangible, current and future property. This revolving-term bank loan matures on February 11, 2005. As at September 30, 2002, the TVA Group Inc. had use $67,500,000 of this revolving-term bank loan.

7.	FINANCIAL INSTRUMENTS

In February 2002, the Company concluded an interest rate swap for an notional amount of $100,000,000, expiring in February 2003, under which the Company is committed to pay a fixed interest rate of 2,65% in exchange of three-month bankers’ acceptances rates.

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

8.	CAPITAL STOCK

On September 27, 2002, the Company issued 41,135,826 Common Shares for a cash consideration of $6,617,929.

On June 27, 2002, the Company issued 88,711,166 Common Shares for a cash consideration of $21,077,773.

In June 2002, the shareholders of the Company approved a special resolution to reduce the stated capital of the Common Shares of the Company by an amount of $2,500,000,000 and increase the contributed surplus of the Company by the same amount.

9.	STOCK-BASED COMPENSATION

Under a stock option plan established by Quebecor Media Inc., 433,000,000 Common Shares have been set aside for officers, senior employees and other key employees of the Company. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares as determined by the Board of Directors (if the Common Shares of Quebecor Media Inc. are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares on the stock exchanges where such shares are listed at time on the grant. Unless authorized by the Compensation Committee for a change in control transaction, no option may be exercised by an optionee if the shares of Quebecor Media Inc. have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of the Company have not been so listed, optionees will have until January 31, 2008 to exercise their vested options. Except under specific circumstances and unless the Compensation Committee decides otherwise, options vest over a five year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of the grant. All options outstanding as of September 30, 2002, were granted to senior executive officers of the Company during the nine-month period ended September 30, 2002. No option are vested at the end of the period.

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

9.	STOCK-BASED COMPENSATION (continued)

The following table provides summary information regarding outstanding options as at September 30, 2002:

Outstanding options

Exercise price	Number	Weighted average years to maturity

$ 0.2310	144,182,700	4,0 years

0.2376	987,400	2,8 years

0.3110	5,096,400	2,7 years

	150,266,500	4,0 years

10.	COMMITMENTS AND CONTINGENCIES

On September 3rd, 2002, TVA Group Inc. signed an agreement to purchase some radiobroadcasting stations from Astral Media Inc. The closing of the transaction, which amount to $12,750,000, is subject to the approval of the Canadian Radio-Television and Telecommunications Commission.

11.	COMPARATIVE FIGURES

Certain comparative figures for the previous period have been reclassified to conform with the presentation adopted for the three-month period and the nine-month period ended September 30, 2002.

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of material differences between generally accepted accounting principles (“GAAP”) in Canada and in the United States on the Company’s consolidated financial statements.

Revision of 2002 and 2001 financial information

The following 2002 and 2001 Consolidated statements of operations, Comprehensive income (loss), Accumulated other comprehensive income and Consolidated Balance Sheets have been revised to reflect certain adjustments to previously reported financial information for the accounting for certain derivative financial instruments and hedging activities. The Company has determined that some of its cross-currency interest rate swap agreements and interest rate swap agreement did not meet all the criteria for hedge accounting under SFAS 133. This determination was made even though the hedges have always met and continue to meet their intended economic purpose to reduce the variability of cash flows related to the fluctuation in currency exchange rate and interest rate, and that designation had been made of the hedge relationship.

As a result, the unrealized gains and losses on derivative instruments are included in net income (loss) as they arise whereas previously these amounts were included in accumulated other comprehensive income (loss). These adjustments resulted in the elimination of the net loss and the recording of net income for a total positive variation of $131,940,000 and $165,626,000 respectively for the three-month and nine-month periods ended September 30, 2002, a decrease of the net loss of $35,852,000 and $38,048,000 respectively for the three-month and nine-month periods ended September 30, 2001, with no income taxes effect, an increase of comprehensive income for the three-month period ended September 30, 2002 of $2,195,000, a decrease of comprehensive loss for the nine-month period ended September 30, 2002 of $2,958,000, a decrease of comprehensive loss for the three-month and nine-month periods ended September 30, 2001 of $17,557,000 and of $19,753,000 respectively, in a decrease of accumulated other comprehensive income of $87,113,000 as at September 30, 2002 and of $18,295,000 as at September 30, 2001, a decrease in deficit of $109,328,000 as at September 30, 2002 and an increase in deficit of $56,298,000 as at December 31, 2001.

(a)	Consolidated statements of operations for the three-month periods and the nine-month periods ended September 30, 2002 and 2001

	Three-month periods ended September 30

	2002 (revised)	2001 (revised) (restated, note 2 (a)(ii))

Net loss as reported in the Consolidated statements of
operations as per GAAP in Canada	$(18,625)	$(110,342)
Adjustments:
Development, pre-operating and start-up costs (i)	(3,461)	(3,582)
Pension and postretirement benefits (ii)	(246)	(142)
Equity loss from non-consolidated subsidiaries (iii)	—	(324)
Capitalization of hook-up costs, net of amortization (iv)	(2,010)	(1,052)
Change in fair value of and ineffective portion of
derivative instruments (v)	137,420	31,242
Income taxes	1,917	—
Other	83	19

Net income (loss), as adjusted as per GAAP in the United
States (in Canadian dollars)	$115,078	$(84,181)

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(a)	Consolidated statements of operations for the three-month periods and the nine-month periods ended September 30, 2002 and 2001 (continued)

	Nine-month periods ended September 30

	2002 (revised)	2001 (revised) (restated, note 2 (a)(ii))

Net loss as reported in the Consolidated
statements of operations as per GAAP in Canada	$(40,242)	$(280,295)
Adjustments:
Development, pre-operating and start-up costs (i)	(14,728)	(6,543)
Pension and postretirement benefits (ii)	(737)	(340)
Equity loss from non-consolidated subsidiaries (iii)	—	(11,043)
Capitalization of hook-up costs, net of amortization (iv)	(3,817)	(2,353)
Change in fair value of and ineffective portion of
derivative instruments (v)	174,611	32,563
Temporary investments (vi)	(1,712)	—
Income taxes	5,528	15,050
Cumulative effect of change in accounting policy (vii)(1)	(2,144,344)	—
Other	(78)	167

Net loss, as adjusted as per GAAP in the United
States (in Canadian dollars)	$(2,025,519)	$(252,794)

(1)	The cumulative effect of change in accounting policy was adjusted by $30,189,000 to reflect the final amount previously recorded in the last quarter of 2002.

(b)	Comprehensive income (loss)

The application of GAAP in the United States requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes the net income (loss) as well as revenues, charges, gains and losses recorded directly to equity. The detail of the comprehensive income (loss) for the three-month period and the nine-month period ended September 30, 2002 and 2001 is as follow:

	Three-month periods ended September 30

	2002 (revised)	2001 (revised)

Net income (loss), as adjusted as per GAAP in the United
States (in Canadian dollars)	$115,078	$(84,181)
Derivative instruments (v)	10,556	3,090
Translation adjustment (1)	643	(47)

Comprehensive income (loss) as per GAAP in the
United States	$126,277	$(81,138)

(1)	Change for the period

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(b)	Comprehensive income (loss) (continued)

	Nine-month periods ended September 30

	2002 (revised)	2001 (revised)

Net loss, as adjusted as per GAAP in the
United States	$(2,025,519)	$(252,794)
Derivative instruments (v)	13,743	5,469
Translation adjustment (1)	(206)	1,260

Comprehensive loss as per GAAP in the
United States	$(2,011,982)	$(246,065)

(1)	Change for the period

The continuity of accumulated other comprehensive income the three-month periods and the nine-month periods ended September 30, 2002 and 2001 is as follows:

	Three-month periods ended September 30

	2002 (revised)	2001 (revised)

Accumulated other comprehensive income at
beginning of period	$2,349	$2,343
Changes in derivative instruments	10,556	3,090
Changes in translation adjustment	643	(47)

Accumulated other comprehensive income at
end of period	$13,548	$5,386

	Nine-month periods ended September 30

	2002 (revised)	2001 (revised)

Accumulated other comprehensive income (loss) at
beginning of period	$11	$(1,343)
Changes in derivative instruments	13,743	5,469
Changes in translation adjustment	(206)	1,260

Accumulated other comprehensive income at
end of period	$13,548	$5,386

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(c)	Consolidated Balance Sheets

	September 30, 2002		December 31,2001

	Canada	United States	Canada	United States

		(revised)	(restated, note 2 (a)(ii))	(revised)

Current assets	$790,759	$790,759	$804,588	$806,128

Property, plant and equipment	1,726,292	1,726,292	1,818,579	1,809,140

Goodwill(1)	4,047,852	4,044,474	6,240,270	6,236,802

Future income tax assets	94,469	109,484	84,891	93,924

Other assets	254,802	371,550	267,941	221,628

Long-term debt	3,121,845	3,159,289	3,680,337	3,720,968

Other liabilities	48,584	49,422	47,874	45,347

Future income tax liabilities	249,270	253,652	239,264	239,531

Non-controlling interest	183,041	181,910	210,665	209,605

Deficit(1)	(2,606,297)	(2,535,707)	(421,711)	(510,188)
Accumulated other
comprehensive income (loss)	$(2,714)	$13,548	$(2,508)	$11

(1)	The cumulative effect of change in accounting policy was adjusted by $30,189,000 to reflect the final amount previously recorded in the last quarter of 2002.

(i)	Under GAAP in Canada, certain development and pre-operating costs which satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects were recorded in the consolidated balance sheets under the item “Other assets”, and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in operations as incurred.

(ii)	The accounting requirements for pension and postretirement benefits under GAAP in Canada and in the United States are similar in all material respects. However, because the new Canadian standard was adopted retroactively on January 1, 2000, liabilities and assets recorded under GAAP in Canada will be different from GAAP in the United States, as a result of unrecognized actuarial gains or losses existing at the date of implementation under GAAP in the United States. These gains or losses will be amortized over the estimated average remaining service life of the employees.

(iii)	The financial statements of non-consolidated subsidiaries are prepared in accordance with GAAP in Canada. The reconciliation of these financial statements to GAAP in the United States results in an adjustment to the amount of income recognized as equity income from the non-consolidated subsidiaries and the investment therein. The principal difference relates to capitalization of hook-up costs, net of amortization, development and pre-operating costs capitalized, deferred foreign exchange loss on long-term monetary items and accounting for income taxes.

17

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(iv)	Under GAAP in Canada, capitalization of hook-up costs, net of amortization, and the cost of reconnecting subscribers are capitalized and depreciated over a three-year period or a four-year period on a straight-line basis. Under GAAP in the United States, these costs are expensed as incurred.

(v)	Under GAAP in Canada, realized and unrealized gains and losses on derivative instruments are deferred and recognized in operations in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

According to the amended Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities”, all derivatives must be recorded as either assets and liabilities in the balance sheet at fair value and, in order to obtain hedge accounting on the earlier of the date into which the derivatives contract is entered into or the date of transaction, the Company must designate the derivative instrument as a hedge of the hedged item and appropriately document the hedging relationship.

Changes in the fair values of derivative contracts that are designated effective and qualify for cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of operations on the same line as the underlying transaction. The ineffective portion of a hedging derivative’s change in fair value is recognized immediately in earnings.

The Company holds derivative financial instruments only some of which qualify for hedge accounting. The change in fair value of derivative contracts that do not meet the criteria for hedge accounting are recognized immediately in earnings.

(vi)	Under GAAP in Canada, temporary investments are recorded at the lower of cost and market value. Under GAAP in the United States, trading securities for which the market value could be easily obtained must be recorded at market value. The difference in the market value of trading securities to be resold in the near future must be recognized in earnings.

(vii)	The accounting requirements for Goodwill under GAAP in Canada and in the United States are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under generally accepted accounting principles in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policies in the statement of operations above the caption “net income”.

18

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

13.	RESTRICTED AND UNRESTRICTED SUBSIDIARIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. Under the indenture, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (parent company of Vidéotron Télécom Itée) and Vidéotron Télécom Itée, as “Unrestricted Subsidiaries”. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries as shown in the following condensed and consolidated statements of operations for the three-month period and the nine-month period ended September 30, 2002 and 2001 and balance sheets as at September 30, 2002 and December 31, 2001. The Company’s $428,961,000 Term loan and the investments in Microcell Telecommunications Inc. are included in the condensed and consolidated balance sheets of the Unrestricted Subsidiaries. Also, the write-down of the investment in Microcell Telecommunications Inc. is included in the condensed and consolidated statements of operations of the Unrestricted Subsidiaries

19

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

13.	RESTRICTED AND UNRESTRICTED SUBSIDIARIES (continued)

Restricted Subsidiaries and the Company

Condensed and consolidated statements of operations for the three-month periods and the nine-month periods ended September 30, 2002 and 2001

	Three-month periods ended September 30		Nine-month periods ended September 30

	2002	2001 (restated, note 2 (a)(ii))	2002	2001 (restated, note 2 (a)(ii))

Revenues	$494,096	$464,227	$1,534,018	$1,116,432

Operating costs	(365,935)	(337,375)	(1,120,772)	(847,636)

Operating income before undernoted
items	128,161	126,852	413,246	268,796

Amortization	(47,944)	(46,450)	(144,207)	(89,783)

Financial expenses	(82,063)	(108,715)	(224,984)	(210,001)

Reserve for restructuring operations	(2,800)	—	(2,991)	(11,500)

Gains on sale of business and on
dillution	865	—	1,109	—

(Loss) income before income taxes	(3,781)	(28,313)	42,173	(42,488)

Income taxes (credit)	(2,235)	(2,171)	12,755	7,116

	(1,546)	(26,142)	29,418	(49,604)

Equity income (loss) from non-
consolidated subsidiaries	—	1,441	—	(16,444)

Non-controlling interest	(4,628)	(5,920)	(17,185)	(13,913)

(Loss) income before amortization of
goodwill	(6,174)	(30,621)	12,233	(79,961)

Amortization of goodwill, net of non-
controlling interest	—	(35,690)	—	(63,746)

Net (loss) income	$(6,174)	$(66,311)	$12,233	$(143,707)

20

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

13.	RESTRICTED AND UNRESTRICTED SUBSIDIARIES (continued)

Restricted Subsidiaries and the Company (continued)

Operating income before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and gains on sale of businesses and other assets and on dilution for the three-month periods and the nine-month periods ended September 30, 2002 and 2001

	Three-month periods ended September 30		Nine-month periods ended September 30

	2002	2001 (restated, note 2 (a)(ii))	2002	2001 (restated, note 2 (a)(ii))

Cable Television	$61,370	$68,038	$189,505	$112,579

Newspapers	47,336	44,384	156,211	132,526

Broadcasting	13,012	5,022	48,064	5,022

Leisure and Entertainment	8,328	9,156	19,305	18,497

	130,046	126,600	413,085	268,624
General corporate (expenses) income	(1,885)	252	161	172

	$128,161	$126,852	$413,246	$268,796

21

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

13.	RESTRICTED AND UNRESTRICTED SUBSIDIARIES (continued)

Restricted Subsidiaries and the Company (continued)

Condensed and consolidated balance sheets

	September 30, 2002	December 31, 2001 (restated, note 2 (a)(ii))

Assets
Current assets	$694,404	$681,415
Property, plan and equipment	1,483,857	1,558,625
Goodwill	3,910,631	5,867,176
Other assets	308,169	314,542

	6,397,061	8,421,758

Liabilities
Current liabilities	690,393	721,127
Long-term debt	3,121,157	3,250,431
Non-controlling interest	141,298	120,892
Other liabilities	292,764	281,788

	4,245,612	4,374,238

Net investment in Restricted Subsidiaries and the Company	$2,151,449	$4,047,520

22

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

13.	RESTRICTED AND UNRESTRICTED SUBSIDIARIES (continued)

Unrestricted Subsidiaries

Condensed and consolidated statements of operations for the three-month periods and the nine-month periods ended September 30, 2002 and 2001

	Three-month periods ended September 30		Nine-month periods ended September 30

	2002	2001 (restated, note 2 (a)(ii))	2002	2001 (restated, note 2 (a)(ii))

Revenues	$45,780	$40,070	$146,161	$128,133

Operating costs	(43,684)	(44,091)	(139,532)	(154,187)

Operating income before
undernoted items	2,096	(4,021)	6,629	(26,054)

Amortization	(10,802)	(3,646)	(33,420)	(9,112)

Financial revenues	665	2,604	1,205	1,059

Interest on redeemable preferred
shares	(5,472)	—	(16,056)	—

Reserve for restructuring of
operations	(1,188)	(3,804)	(4,851)	(7,675)

Write-down of temporary
investments	—	(40,226)	(12,858)	(99,776)

Non-monetary compensation
charges	(1,833)	(3,785)	(4,287)	(19,017)

Write-down of goodwill	—	—	(8,894)	—

Gains on sale of business and on
dilution	(672)	—	98	1,479

Loss before income taxes	(17,206)	(52,878)	(72,434)	(159,096)

Income taxes (credit)	(2,067)	(9,325)	(1,320)	(23,458)

	(15,139)	(43,553)	(71,114)	(135,638)

Non-controlling interest	2,688	4,926	18,639	18,788

Loss before amortization of
goodwill	(12,451)	(38,627)	(52,475)	(116,850)

Amortization of goodwill, net of
non-controlling interest	—	(5,404)	—	(19,738)

Net loss	$(12,451)	$(44,031)	$(52,475)	$(136,588)

23

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

13.	RESTRICTED AND UNRESTRICTED SUBSIDIARIES (continued)

Unrestricted Subsidiaries (continued)

Operating income before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and gains on sale of businesses and other assets and on dilution for the three-month periods and the nine-month periods ended September 30, 2002 and 2001

	Three-month periods ended September 30		Nine-month periods ended September 30

	2002	2001 (restated, note 2 (a)(ii))	2002	2001 (restated, note 2 (a)(ii))

Business Telecommunications	$3,137	$—	$19,396	$—

Web Integration/Technology	(929)	(823)	(9,984)	(8,842)

Internet/Portals	(112)	(3,198)	(2,783)	(17,212)

	$2,096	$(4,021)	$6,629	$(26,054)

24

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period and the nine-month period ended September 30, 2002
(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)
(Unaudited)

13.	RESTRICTED AND UNRESTRICTED SUBSIDIARIES (continued)

Unrestricted Subsidiaries (continued)

Condensed and consolidated balance sheets

	September 30, 2002	December 31, 2001 (restated, note 2 (a)(ii))

Assets
Current assets	$113,790	$156,440
Property, plan and equipment	242,435	259,954
Goodwill	137,221	373,094
Other assets	84,841	83,834

	578,287	873,322

Liabilities
Current liabilities	491,348	63,906
Long-term debt	688	429,906
Redeemable preferred shares	248,656	232,600
Non-controlling interest	41,743	89,773
Other liabilities	5,090	5,350

	787,525	821,535

Net investment in Unrestricted Subsidiaries	$(209,238)	$51,787

25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay
By:	Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date: August 29, 2003